April 10, 2019

Anthony Iarocci
President
Apex11 Inc.
8217 East Spanish Boot Road
Carefree, AZ 85377

       Re: Apex 11 Inc.
           Registration Statement on Form 10
           Filed on December 18, 2018
           File no. 000-54964

Dear Mr. Iarocci:

       We issued comments on the above captioned filing on February 12, 2019. On March 21,
2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant
Director, at 202-551-3815, with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    Elaine Dowling